Exhibit 99.69

99.69 News Release Dated July 30, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER REPORTS FINANCIAL RESULTS FOR Q2 2014

MISSISSAUGA, Ontario, July 30, 2014 - Cipher Pharmaceuticals Inc. (TSX: DND) today announced its financial and operational results for the three and six months ended June 30, 2014.

Q2 2014 Highlights

•                  Total revenue of $8.7 million, an increase of 58% compared with $5.5 million in Q2 2013.

•                  Revenue from Absorica™ was $5.8 million, up from $4.1 million in Q2 2013.

•                  EBITDA(1) rose to $6.5 million versus $3.5 million in Q2 2013.

•                  Net income was $4.5 million, or $0.18 per basic share, compared with net income of $3.1 million, or $0.13 per basic share, in Q2 2013.

•                  Cash balance increased to $39.7 million at quarter end compared with $24.2 million at year end.

•                  Appointed Shawn Patrick O’Brien President and Chief Executive Officer.

•                  Completed isotretinoin distribution and supply agreement with Laboratorios Andrómaco S.A. (“Andrómaco”) for Chile.

•                  Subsequent to quarter end, completed isotretinoin distribution and supply agreement with Ranbaxy Laboratories Ltd. (“Ranbaxy”) for Brazil, the largest isotretinoin market in Latin America.

“Our second quarter results show strong increases in revenue, earnings and cash, as our product portfolio continues to perform very well overall,” said Shawn O’Brien, President and Chief Executive Officer of Cipher Pharmaceuticals. “We recently completed two out-licensing agreements that extend the reach of our isotretinoin product in Latin America and add future revenue streams. Our team remains highly focused on portfolio expansion and maximizing revenue by out-licensing existing products in new territories.”

Financial Review

Total revenue for Q2 2014 was $8.7 million, an increase of 58% compared with $5.5 million in Q2 2013. The year-over-year change mainly reflects the strong performance of Absorica™, which contributed $5.8 million of revenue in Q2 2014 versus $4.1 million in Q2 2013. In addition, the Q2 2014 results benefitted from an increase in revenue from Lipofen, which contributed $1.9 million versus $0.8 million in Q2 2013. The increase includes the impact of initial inventory load-in of the authorized generic version of the product, which was launched during Q2 2014. Revenue from Epuris® was $0.5 million in Q2 2014, compared with $0.1 million in the prior year. Revenue from the Company’s extended release tramadol product (ConZip®/Durela®) was $0.5 million in Q2 2014, the same as in Q2 2013.

Research and Development expense for Q2 2014 was $0.3 million, compared with $0.3 million in Q2 2013. Selling, General and Administrative expense was $2.3 million in the quarter, up from $1.9 million in Q2 2013, primarily as a result of additional business development resources.

EBITDA in Q2 2014 was $6.5 million, an increase of $3.0 million over Q2 2013. Net income was $4.5 million, or $0.18 per basic share, compared with net income of $3.1 million, or $0.13 per basic share, in Q2 2013.  Net income for Q2 2014 included non-cash income tax expense of $1.4 million, compared with nil in Q2 2013.

The Company’s strong EBITDA performance during Q2 2014 resulted in a $5.2 million increase in cash in the period. As at June 30, 2014, Cipher had cash and cash equivalents of $39.7 million, compared with $24.2 million at year end.

(1)  EBITDA — Non-IFRS Financial Measure: the term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

Product Update

Absorica™/Epuris® (CIP-ISOTRETINOIN)

Absorica™ was released in the U.S. market in late November 2012. The product has performed very well to date, achieving 20.3%(2) market share by June 2014, based on total isotretinoin prescriptions.  The overall U.S. isotretinoin market also continues to grow, with prescriptions increasing by 9%(3) in the 12-month period ending June 30, 2014, and by 3.3% in Q2 2014 over the comparable period in the prior year.

Epuris® was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. In the 12- month period following launch, Epuris® has achieved market penetration of 11.6% and feedback from the Canadian dermatology community continues to be encouraging.

Out-licensing CIP-ISOTRETINOIN in Latin America has been a strategic objective of the Company, and in June 2014 Cipher completed a distribution and supply agreement with Andrómaco under which Cipher has granted Andrómaco the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. Once regulatory approval is granted, it is expected that Cipher’s product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco’s current isotretinoin product, Lisacne.

Subsequent to quarter end, Cipher completed a distribution and supply agreement with Ranbaxy under which Cipher has granted Ranbaxy the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be a flagship product in Ranbaxy’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding CDN$50 million, and the market has been growing steadily.

Lipofen® (CIP-FENOFIBRATE)

During Q2 2014, Cipher and its partner Kowa agreed to preemptively launch an authorized generic version of Lipofen® in advance of the expiration of the product patent in January 2015. Combined performance for the product during Q2 2014 was encouraging, and the increase in revenue over the prior year and the prior quarter reflects deliveries to wholesalers for the launch of the authorized generic.

ConZip®/Durela® (CIP-TRAMADOL ER)

Cipher’s extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip®. In Q2 2014, prescriptions increased by 11% compared to Q2 2013.

In Canada, the product is marketed by Medical Futures under the trade name Durela®. Following improved performance in the second half of 2013, Durela® sales increased 73% in Q2 2014 versus Q2 2013.

Other Products

Cipher has exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Working with its partner Institut Biochimique SA, Cipher is currently finalizing a regulatory package to submit to Health Canada by Q4 2014.

In addition, Cipher plans to use its established infrastructure in Canada to add products through product development and/or acquisitions. The Company also plans to use its proven clinical development capabilities to license in and develop early and late-stage assets for North America and expand its commercial infrastructure in the U.S. and Canada accordingly.

Notice of Conference Call

Cipher will hold a conference call today, July 30, 2014, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available through http://www.cipherpharma.com. An archived replay of the webcast will be available for 365 days.

(2)  Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

(3)  Source: IMS Health

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed eight marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Shawn Patrick O’Brien
Investor Relations	Chief Executive Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 325
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	sobrien@cipherpharma.com